UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
(Check One):                      WASHINGTON, DC 20549
   |_|  Form 10-K
   |_|  Form 11-K                     FORM 12b-25
   |X|  Form 20-F
   |_|  Form 10-Q             NOTIFICATION OF LATE FILING
   |_|  Form N-SAR
                           COMMISSION FILE NUMBER 333-13944


                       FOR PERIOD ENDED: MARCH 31, 2005
                       |_|  Transition Report on Form 10-K
                       |_|  Transition Report on Form 20-F
                       |_|  Transition Report on Form 11-K
                       |_|  Transition Report on Form 10-Q
                       |_|  Transition Report on Form N-SAR

                       For the Transition Period Ended: Not Applicable

  Read attached instruction sheet before preparing form. Please print or type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

PART I--REGISTRANT INFORMATION
Mahanagar Telephone Nigam Limited
---------------------------------------------------------------------------
Full Name of Registrant
---------------------------------------------------------------------------
Former Name if Applicable
12th Floor, Jeevan Bharati Tower-1, 124 Connaught Circle, New Delhi, 110 001
India
---------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


(a) |X| The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) |X| The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) |_| The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

================================================================================

PART III--NARRATIVE
State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Mahanagar Telephone Nigam Limited (the "Company") is filing this Form 12b-25 because it is unable, without unreasonable effort and expense, to file its Annual Report on Form 20-F by the due date of September 30, 2005 since certain discrepancies have been identified in accounting of accruals for employee benefits (pension and leave) and income taxes in the consolidated financial statements prepared in accordance with US GAAP for prior years. The Company is in the process of reviewing and analyzing these discrepancies and their impact on the consolidated financial statements. Based upon its review, the Company has preliminarily concluded the information reflected in the Part IV set forth below. This estimate is subject to change as the Company's ongoing review continues. As a result of the foregoing and also the fact that some of the information is due from third party experts like the actuary, the Company is unable to complete the preparation of its consolidated financial statements prepared in accordance with US GAAP for the year ended March 31, 2005.

The Company expects to complete the preparation of its financial statements and is working closely with its auditors Price Waterhouse to obtain its report by the October 17, 2005 extended deadline for the filing of the Company's Form 20-F.

PART IV--OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Gregory Katz, Esq                  212                 603-6775
--------------------------         ----------          -----------------------
        (NAME)                     (AREA CODE)         (TELEPHONE NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).   |X| Yes    |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?    |X| Yes     |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report the following, which is subject to further changes as a result of the Company's ongoing review and analysis of these discrepancies and the completion of the Company's year end financial statements. The retained earnings as of March 31, 2002 will be higher by approximately 7% over retained earnings previously reported. For the year ended March 31, 2003 the earnings will be in the range of Rs 8.20 to Rs 8.26 per share, versus Rs 9.06 per share previously reported. For the year ended March 31, 2004 the earnings will be approximately Rs 7 per share, versus Rs 8.02 per share previously reported. For the year ended March 31, 2005 we will report based on revenue of approximately Rs 51,000 Million, as compared to Rs 61,084 Million for the prior fiscal year.

================================================================================

                        Mahanagar Telephone Nigam Limited
    ------------------------------------------------------------------------
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 30, 2005                    By  /s/ Anita Soni
                                                ----------------------
                                                Mrs Anita Soni
                                                Director Finance